SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

an announcement regarding the PRC government policy in relation to the provision of subsidies and rebates to China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 31, 2008.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT

Reference is made to various announcements of Sinopec Corp regarding the PRC government policy in relation to the provision of subsidies and rebates to, among others, Sinopec Corp.

Sinopec Corp notes that various newspapers in the Mainland China and Hong Kong reported that Sinopec Corp received an aggregate amount of RMB 30 billion subsidy and rebate for the 1st half of year 2008.

The Company is not aware of the source of the aforesaid report, and cannot confirm the accuracy of such report. All information in relation to Sinopec Corp shall be based on the Company's disclosure. The Company expects to announce its interim results on or about 25 August 2008, in which relevant information will be included.

Investors are reminded to exercise caution when trading in Sinopec Corp's shares and should only rely on information formally released by Sinopec Corp.

Made by the order of Sinopec Corp, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 31 July 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: July 31, 2008